Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
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HANOVER HOLDINGS I, LLC, Plaintiff, v. FREESEAS INC., Defendant.		Index No. 654474/2012 ORDER APPROVING FAIRNESS OF TERMS AND CONDITIONS OF EXCHANGE AND ISSUANCE, AS AMENDED, PURSUANT TO SECTION 3(a)(10) OF THE SECURITIES ACT OF 1933, AS AMENDED
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WHEREAS, this matter came before the Court on January 14, 2013 for a hearing to approve the fairness of the proposed terms and conditions of an exchange and issuance of securities, as reflected in a Stipulation of Settlement, dated January 3, 2013 (the “Settlement Agreement”), between Hanover Holdings I, LLC (the “Plaintiff”) and FreeSeas Inc. (“Defendant”);

WHEREAS, the Court held a hearing on the consent of Plaintiff and Defendant as to the fairness to Plaintiff of the terms and conditions of (x) the proposed exchange and transactions contemplated by the Settlement Agreement and (y) the offer and issuance of shares of common stock of Defendant (the “Securities”) to the Plaintiff and the proposed exchange of Plaintiff’s claims therefor;

WHEREAS, the Court was advised prior to the hearing that Defendant will rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act to issue the Securities to Plaintiff pursuant to the Settlement Agreement in exchange for Plaintiff’s claims specified in the Settlement Agreement, based upon this Court’s finding that the terms and conditions of (1) the proposed exchange and transactions contemplated by the Settlement Agreement and (2) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (1) and (2), were procedurally and substantively fair to Plaintiff and this Court’s approval of the foregoing;

WHEREAS, Plaintiff had adequate notice of the fairness hearing, was represented by competent counsel at the hearing, and was the only party to this action to whom Securities would be issued pursuant to the Settlement Agreement;

WHEREAS, on January 14, 2013, following the fairness hearing, the Court issued an Order and Judgment that the terms and conditions of (i) the proposed exchange and transactions contemplated by the Settlement Agreement and (ii) the offer and issuance of the Securities by Defendant to Plaintiff and the proposed exchange of Plaintiff’s claims therefor, in each case of clauses (i) and (ii), were procedurally and substantively fair to Plaintiff within the meaning of Section 3(a)(10) of the Securities Act and therefore exempt from the registration requirements of the Securities Act;

WHEREAS, on January 31, 2013, Plaintiff and Defendant amended the Settlement Agreement for the sole purpose of shortening the “True-Up Period” (as defined in the Settlement Agreement) from 35 trading days to four (4) trading days immediately following the “Initial DWAC Issuance Date” (as defined in the Settlement Agreement) (the “Amendment”); and

WHEREAS, all of the other terms and conditions of the Settlement Agreement remain in full force and effect and have not been amended, changed, modified or affected in any way by the Amendment; it is hereby

ORDERED AND ADJUDGED, that the terms and conditions of the Settlement Agreement, as amended by the Amendment, are confirmed to be procedurally and substantively fair, and are hereby approved as procedurally and substantively fair to Plaintiff, within the meaning of Section 3(a)(10) of the Securities Act; and it is further

ORDERED AND ADJUDGED, that this Court shall retain jurisdiction to enforce the terms and conditions of the Settlement Agreement, as amended by the Amendment.

This constitutes the Order and Judgment of the Court.

SO ORDERED:

January 31, 2013	/s/ Ellen M. Coin
J.S.C.